FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Issuer
CARDERO RESOURCE CORP. (the “Issuer”)
Suite 2300, 1177 West Hastings Street
Vancouver, B.C.
V6E 2K3
Item 2.	Date of Material Change
August 20, 2013
Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51- 102 with respect to the material change disclosed in this report is August 20, 2013. The press release was issued in Vancouver, British Columbia through the facilities of the Toronto Stock Exchange via Marketwire.

Item 4.	Summary of Material Change
The Issuer provides an update on the metallurgical coal quality at the Carbon Creek Deposit, Northeast British Columbia.
Item 5.	Full Description of Material Change

The Issuer provides an update on coal quality results from the Issuer’s flagship Carbon Creek Metallurgical Coal deposit. The Issuer has completed 42,000 metres of drilling and coal quality sampling over the past 24 months. Compilation and analysis of the extensive coal quality database has been completed. Simulated product specifications have been completed and supplied to Wood Mackenzie who completed a comprehensive benchmarking study (the “Study”), examining how Carbon Creek metallurgical coal products fit into the existing global seaborne metallurgical coal market. The results of Wood Mackenzie’s analysis are positive, as outlined below.

Highlights of Wood Mackenzie Benchmarking

Based on the coal quality data supplied to Wood Mackenzie by the Issuer, the following conclusions from the Study are particularly relevant:

Both the Hard Coking Coal (“HCC”) and Semi-Soft Coking Coal (“SSCC”) are close to benchmark specification. Indicative metallurgical product coal quality is positive. (Figure 1).

Carbon Creek’s HCC will be marketed as a Mid-Volatile (“mid-Vol”) HCC, based on average Volatile Matter (“VM”) content of 27%, Coke Strength after Reaction (“CSR”) of 60 to 65 and Rank of 1.1% Ro Vmax .

Overall, project fundamentals are positive. In particular, ash contents are low, which is a very desirable characteristic for blending coals.

Carbon Creek’s PFS predicted an operating cost of $110/t, which in nominal dollars (taking account for inflation) is predicted to be $116/t in 2016. This places Carbon Creek in the upper half but close to mid-way in the global cost curve (Figure 2) at the 46th percentile.

As part of the Study, Wood Mackenzie also provides insight into the global metallurgical coal market and expected trends during construction and operation of the proposed Carbon Creek Mine:

Annual HCC demand is forecast to rise from a 2012 level of 150 million tonnes (“Mt”) to 230Mt in 2030.
Currently the metallurgical market as a whole is seeing a slight oversupply, but additional mines need to come online by 2022 to address expected future supply shortfalls.
Quarterly pricing for HCC has dipped below marginal production cost, reaching the 90th percentile on the global cost curve, and prices are expected to bottom during Q3 2013.
An average price (2012 dollars) of $180/t is expected in the period 2014 to 2020. This is in line with the Issuer’s assumed baseline prices used in the Issuer’s 2012 Prefeasibility Study.

In Wood Mackenzie’s analysis, pricing is forecast to increase through the proposed production period. Prices beyond 2020 are expected to respond to higher production costs and will reach $225/t by 2030 (2012 dollars).

Future trends in export metallurgical coal quality will be influenced by the finite nature of high quality metallurgical coal deposits. In the coming years, exported metallurgical coal quality will likely increase in ash content (up to an estimated 10% to 12%), resulting in lower quality products, particularly with respect to key FSI and CSR. The most notable feature of the Carbon Creek coals is a low ash, with HCC washing to 4.0% to 6.0% ash content.

Carbon Creek Summary Product Coal Quality

The Issuer’s 2012 Prefeasibility Study (“PFS”) outlined the expected coal quality based on coal quality data available at the time. An additional 23,000 metres of exploration drilling was completed in late 2012 and results of coal quality analysis received during 2013. This data has allowed the ranges of product specifications to be narrowed considerably. Current understanding of expected coal quality is outlined in Table 1. The deposit is expected to produce two primary metallurgical products, being a medium-volatile Hard Coking Coal (“HCC”) and a flex product, being marketed as a Semi-Soft Coking Coal (“SSCC”) or as a metallurgical PCI, depending on prevailing market conditions and marketing contracts. A small proportion of the near-surface deposit will be oxidized and marketed as a premium thermal coal.

Table 1: Comparison of Prefeasibility and Current Product Specification for Carbon Creek Coals.

	Prefeasibility 2012		Current 2013
	HCC	SSCC / PCI	HCC	SSCC / PCI
Ash %	5.5 – 7.0	2.5 – 5.5	4.0 – 6.0	4.0 – 6.0
Sulphur %	<0.90	0.85	0.70	1.0
Volatile Matter %	20 – 30	26 – 30	25 - 27	28 – 30
Fixed Carbon %	65 – 70	66 – 74	66 - 70	63 - 67
Calorific Value (Kcal/kg)	7,600 - 8,000	7,600 – 8,000	7,900 – 8,300	7,600 – 8,000
Free Swelling Index (FSI)	6.0 – 7.0	2.0 – 4.0	6.0 – 7.0	2.0 – 4.0
Coke Strength After Reaction (CSR)	-	-	60 - 68	in progress

Overview of Coal Quality Work Completed

Work completed by the Issuer in the last two years has fundamentally altered the understanding of coal quality at Carbon Creek. Limited historical exploration was carried out by Utah Mines (“Utah”) over an 11 year period. From this historical work, 220 drill holes averaging 100 meters in depth are included in the project database. In contrast, the Issuer’s 146 drill holes average 300 meters in depth (totaling 42,000 meters). The Issuer’s modern analysis comprises 86% of the coal quality results in the project database.

Coal quality was underestimated by historical work. Utah’s predominantly shallow drilling meant that coal samples were frequently taken from near-surface, where surface water ingress artificially degrades coal quality – HCC coals at surface can be oxidized and return poor results from the laboratory.

Coal seams at Carbon Creek can be divided into a Lower Seam Package hosting HCC and an Upper Seam Package hosting SSCC /PCI. The Utah portion of the database only contains 47 samples from the lower package of seams, which hosts the hard coking coal and many of these samples were taken at depths less than 50 meters from surface. In contrast, the Issuer has analyzed 425 samples from the lower package of hard coking coals and at depths where coal quality is not compromised by surface waters and weathering.

The Issuer’s work has demonstrated that approximately 60% of the deposit contains HCC and 35% contains SSCC / PCI.

Figure 1: Carbon Creek Coal Quality Compared to Coals (Canadian & Global)
Currently Sold into the Seaborne Metallurgical Coal Market.

Figure 2: Carbon Creek Operating Costs in the Global Cost-Curve

ABOUT WOOD MACKENZIE

Wood Mackenzie is the most comprehensive source of knowledge about the world's energy and metals industries. We analyze and advise on every stage along the value chain - from discovery to delivery, and beyond - to provide clients with the commercial insight that makes them stronger. With around 900 professionals in over 23 offices worldwide, we analyze the assets, markets and companies operating upstream and downstream; in oil, gas, coal, carbon, metals and power generation. Our expertise gives our clients confidence - the confidence to define their strategy, identify new opportunities, evaluate the markets they operate in and improve their performance against peers.

About Carbon Creek

The Carbon Creek Metallurgical Coal Deposit is the Isuer’s flagship asset. Carbon Creek is an advanced metallurgical coal development project located in the Peace River Coal District of northeast British Columbia, Canada. The project has a current reserve of 121 million tonnes, included within a 468 million tonne measured and indicated resource, of ASTM Coal Rank mvB coal. Mineral resources are not mineral reserves and there is no assurance that any of the additional mineral resources that are not already classified as reserves will ultimately be reclassified as proven or probable reserves. Mineral resources which are not mineral reserves do not have demonstrated economic viability. Having completed acquisition of the project in June 2011, the Issuer released results of an independent preliminary economic assessment in December 2011, followed by a Prefeasibility Study (“PFS”) in September 2012. The PFS estimates an undiscounted cash flow of $2.2 billion, an NPV8 of  633 million, and an IRR of 24% (all on a post-tax, 75% basis).

For details with respect to the work done to date and the assumptions underlying the current resource and reserve estimates and prefeasibility study, see the technical report entitled “Technical Report, Prefeasibility Study of the Carbon Creek Coal Property, British Columbia, Canada” dated November 6, 2012 with an effective date of September 20, 2012 and available under the Issuer’s profile at www.sedar.com.

EurGeol Keith Henderson, PGeo, the Issuer’s Executive Vice President and a qualified person as defined by National Instrument 43-101, has reviewed the scientific and technical information that forms the basis for the technical disclosure this material change report, and has approved the disclosure herein. Mr. Henderson is not independent of the Issuer, as he is an officer and shareholder.

Cautionary Note Regarding Forward-Looking Statements

This material change report contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable Canadian and US securities legislation. All statements regarding the anticipated content, commencement and cost of exploration programs, anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, the potential for any production from the Carbon Creek deposit, the potential for a production decision to be made at Carbon Creek, the potential commencement of any development of a mine at the Carbon Creek deposits following a production decision, the potential receipt of a permit to establish and operate a mine at Carbon Creek, the completion of a NI 43-101 report, the completion of a feasibility study for Carbon Creek, business and financing plans and business trends, are forward-looking statements. Information concerning mineral resource estimates and the preliminary economic analysis thereof may also be deemed to be forward-looking statements in that it reflects a prediction of the mineralization that would be encountered, and the results of mining it, if a mineral deposit were developed and mined. Although the Issuer believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Issuer cautions investors that any forward-looking statements by the Issuer are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the inability of Carbon Creek products to meet required specifications for metallurgical coal, variations in the market for, and pricing of, any mineral products the Issuer may produce or plan to produce, significant increases in any of the machinery, equipment or supplies required to develop and operate a mine at Carbon Creek, a significant change in the availability or cost of the labor force required to operate a mine at Carbon Creek, significant increases in the cost of transportation for the Issuer’s products, the Issuer’s inability to obtain any necessary permits, consents or authorizations required for its activities, the Issuer’s inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks and uncertainties disclosed in the Issuer’s 2012 Annual Information Form filed with certain securities commissions in Canada and the Issuer’s annual report on Form 40-F filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by the Issuer and filed with the appropriate regulatory agencies. All of the Issuer's Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov, and readers are urged to review these materials, including the technical reports filed with respect to the Issuer's mineral properties.

Cautionary Note Regarding References to Resources and Reserves

National Instrument 43 101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all resource estimates contained in or incorporated by reference in this material change report have been prepared in accordance with NI 43-101 and the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resource and Mineral Reserves, adopted by the CIM Council on November 14, 2004 (the “CIM Standards”) as they may be amended from time to time by the CIM, and in the Geological Survey of Canada Paper 88-21 entitled “A Standardized Coal Resource/Reserve Reporting System for Canada” originally published in 1988.

United States shareholders are cautioned that the requirements and terminology of NI 43-101 and the CIM Standards differ significantly from the requirements and terminology of the SEC set forth in the SEC’s Industry Guide 7 (“SEC Industry Guide 7”). Accordingly, the Issuer’s disclosures regarding mineralization may not be comparable to similar information disclosed by companies subject to SEC Industry Guide 7. Without limiting the foregoing, while the terms “mineral resources”, “inferred mineral resources”, “indicated mineral resources” and “measured mineral resources” are recognized and required by NI 43-101 and the CIM Standards, they are not recognized by the SEC and are not permitted to be used in documents filed with the SEC by companies subject to SEC Industry Guide 7. Mineral resources which are not mineral reserves do not have demonstrated economic viability, and US investors are cautioned not to assume that all or any part of a mineral resource will ever be converted into reserves. Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher resource category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of a feasibility study or prefeasibility study, except in rare cases. The SEC normally only permits issuers to report mineralization that does not constitute SEC Industry Guide 7 compliant “reserves” as in-place tonnage and grade without reference to unit amounts. In addition, the NI 43-101 and CIM Standards definition of a “reserve” differs from the definition in SEC Industry Guide 7. In SEC Industry Guide 7, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made, and a “final” or “bankable” feasibility study is required to report reserves, the three-year historical price is used in any reserve or cash flow analysis of designated reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Henk van Alphen, President & CEO
Business Telephone No.: (604) 408-7488

Item 9.	Date of Report

August 15, 2013